June 3, 2020

Via E-mail

Jamie Leigh
Cooley LLP
1010 California Street, 5th Floor
San Francisco, CA 94111

       Re:     Portola Pharmaceuticals Inc.
               Schedule 14D-9 filed May 27, 2020
               Schedule 14D-9/A filed June 1, 2020
               File No. 5-87472

Dear Ms. Leigh:

       The staff in the Office of Mergers and Acquisitions has reviewed your filing listed above.
We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Portola's Reasons for the Offer, page 23

   1. The first sentence in this section states that the Portola Board considered "numerous matters, including, but not limited to, the reasons enumerated below." All of the reasons considered by the Board in making its recommendation to shareholders to tender into the
      Offer should be summarized in the Schedule 14D-9. See Item 1012 of Regulation M-A
      and Item 4 of Schedule 14D-9. Please revise or advise.

Projected Financial Information, page 29

   2. For the projections presented, summarize the underlying assumptions and limitations on the projected figures (other than the assumption regarding future tax rates included in the
 Jamie Leigh, Esq.
Cooley LLP
June 3, 2020
Page 2

       footnotes to the charts presented). Your revised disclosure regarding the projections should also summarize what, if anything other than the impact of the COVID 19 virus, caused the changes between the Initial Long Term Plan and the Updated Long Term
       Plan.

Opinion of Portola's Financial Advisor, page 32

   3. The second bullet point on page 33 indicates that Centerview in its fairness analysis, considered "certain other communications from the Company to its stockholders." Please clarify to identify the communications and their context and to explain how they were considered by the fairness advisor.

   4. In the third bullet point at the top of page 33, clarify whether the Forecasts and Internal
      Data referenced that was provided to the fairness advisor in connection with its analysis of this transaction are the same projections included earlier in this disclosure document.
      If not, the non-public information provided to Centerview for use in the fairness analysis here should be included. Please revise or advise.

                                              *   *   *

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions about these comments to me at (202)
551-3263.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions